Exhibit 99.7

Rule 13a-14(b) Certification Chief Financial Officer

In connection with the annual report of Fortis Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2019 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jocelyn H. Perry, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jocelyn H. Perry
Jocelyn H. Perry
Executive Vice President, Chief Financial Officer

St. John’s, Canada
February 13, 2020